September 25, 2009

Mail Stop 3561

Allen D. Butler
President
White Mountain Running, Inc.
406 E Southern
Tempe, AZ 85282

**RE: White Mountain Running, Inc.
         File No. 333-156461
         Form 8-K: Filed August 10, 2009**

Dear Mr. Butler:

     We have completed our review of your Form 8-K and have no further comments at this time.

     Sincerely,

     Patrick Kuhn
     Staff Accountant